Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF SHARES

The following description of shares of New Fortress Energy LLC (the “Company,” “NFE,” “our” or “we”) is based upon the provisions of the Delaware Limited Liability Company Act (the “Delaware LLC Act”), our amended and restated certificate of formation, as amended, and the Company’s First Amended and Restated Limited Liability Company Agreement (our “operating agreement”) below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of applicable law and to the operating agreement.

Authorized Shares

Under our operating agreement, we are authorized to issue an unlimited number of shares representing limited liability company interests of the Company. As of the date hereof, two classes of shares have been designated: Class A Shares and Class B Shares. Our Class A Shares are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “NFE.” Our Class B Shares are not registered pursuant to Section 12 of the Exchange Act nor listed on any securities exchange.

Class A Shares

Voting Rights. Holders of Class A shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class A shares do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of our Class A shares are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred shares.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A shares are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding preferred shares.

Other Matters. The Class A shares have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A shares. All outstanding Class A shares are fully paid and non-assessable.

Class B Shares

Generally. The New Fortress Intermediate LLC (“NFI”) unitholders hold one Class B share for each unit of NFI (the “NFI LLC Unit”) that they hold. Accordingly, the NFI unitholders have a number of votes in NFE equal to the aggregate number of NFI LLC Units that they hold. Class B shares cannot be transferred without transferring an equal number of NFI LLC Units and vice versa.

Voting Rights. Holders of our Class B shares are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of our Class A shares and Class B shares vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B shares so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law. The holders of Class B shares do not have cumulative voting rights in the election of directors.

Dividend and Liquidation Rights. Holders of our Class B shares do not have any right to receive dividends, unless the dividend consists of our Class B shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class B shares paid proportionally with respect to each outstanding Class B share and a dividend consisting of Class A shares or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for Class A shares on the same terms is simultaneously paid to the holders of Class A shares. Holders of our Class B shares do not have any right to receive a distribution upon our liquidation or winding up.

Redemption Right. Pursuant to the limited liability company agreement of NFI, each holder of NFI LLC Units has the right to redeem his or her NFI LLC Units, together with an equal number of Class B Shares, for Class A Shares (or cash at the Company’s election, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications).

Preferred Shares

Pursuant to our operating agreement, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preferred shares may be more favorable to the holder(s) thereof than the rights attached to our Class A shares.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC is the registrar and transfer agent for the Class A shares. We pay all fees charged by the transfer agent for transfers of Class A shares except the following, which must be paid by our Class A shareholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a Class A share; and

•	other similar fees or charges.

There are no charges to our Class A shareholders for disbursements of any dividends. We indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us.

Transfer of Class A shares and Class B shares

Upon the transfer of a Class A share or a Class B share in accordance with our operating agreement, the transferee of the Class A share or Class B share shall be admitted as a member with respect to the class of shares transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	automatically becomes bound by the terms and conditions of our operating agreement;

•	represents that the transferee has the capacity, power and authority to enter into our operating agreement; and

•
makes the consents, acknowledgements and waivers contained in our operating agreement, such as the approval of all transactions and agreements that we entered into in connection with our formation and initial public offering.

We will cause any transfers to be recorded on our books and records from time to time (or shall cause the transfer agent to do so, as applicable).

We may, at our discretion, treat the nominee holder of a Class A share or Class B share as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Class A shares and Class B shares are securities and any transfers are subject to the laws governing the transfer of securities.

Until a Class A share or Class B share has been transferred on our books, we and the transfer agent may treat the record holder of the Class A share or Class B share as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR OPERATING AGREEMENT

Organization and Duration

Our limited liability company was formed on August 6, 2018, and will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by our Operating Agreement

By purchasing our Class A shares, you will be admitted as a member of our limited liability company and will be deemed to have agreed to be bound by the terms of our operating agreement.

Amendment of Our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our board of directors. To adopt a proposed amendment, our board of directors is required to seek written approval of the holders of the number of shares required to approve the amendment or call a meeting of our shareholders to consider and vote upon the proposed amendment. Except as set forth below, an amendment must be approved by holders of a majority of the outstanding shares.

Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any shareholder without such shareholder’s consent, unless approved by at least a majority of the type or class of shares so affected;

•	provide that we are not dissolved upon an election to dissolve our limited liability company by our board of directors that is approved by holders of a majority of the outstanding shares;

•	change the term of existence of our company; or

•
give any person the right to dissolve our limited liability company other than our board of directors’ right to dissolve our limited liability company with the approval of certain specified shareholders (the “Consenting Entities”) and holders of a majority of the total combined voting power of our outstanding shares.

The provision of our operating agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the Consenting Entities and holders of at least two-thirds of the outstanding shares.

No Shareholder Approval. Our board of directors may generally make amendments to our operating agreement without the approval of any shareholder or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of shareholders in accordance with our operating agreement;

•
the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

•
a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state;

•	a change in our legal form from a limited liability company to a corporation;

•
an amendment that our board of directors determines, based upon the advice of counsel, to be necessary or appropriate to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities;

•	any amendment expressly permitted in our operating agreement to be made by our board of directors acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our operating agreement;

•
any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our operating agreement;

•	a change in our fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our board of directors may make amendments to our operating agreement without the approval of any shareholder or assignee if our board of directors determines that those amendments:

•	do not adversely affect the shareholders in any material respect;

•
are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•
are necessary or appropriate to facilitate the trading of shares or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the shares are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our shareholders;

•	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of shares under the provisions of our operating agreement; or

•
are required to effect the intent expressed in the prospectus contained in the registration statement related to our initial public offering or the intent of the provisions of our operating agreement or are otherwise contemplated by our operating agreement.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the Consenting Entities and holders of a majority of our outstanding shares; (2) the sale, exchange or other disposition of all or substantially all of our assets and those of our subsidiaries; (3) the entry of a decree of judicial dissolution of our limited liability company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on an accrual basis. For financial reporting purposes and for tax purposes, our fiscal year is the calendar year. Our operating agreement provides that our shareholders have the right, subject to certain restrictions stated therein, to obtain access to certain of our books and records upon reasonable demand for any purpose reasonably related to such shareholder’s interest as a shareholder; provided, however, that we are only required to provide access to our books and records to shareholders who have held over 1% of our total outstanding shares for a period of at least one year from the date of such request. We use reasonable efforts to furnish to you an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. We are deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Anti-Takeover Effects of Delaware Law and Our Operating Agreement

The following is a summary of certain provisions of our operating agreement that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the Class A shares held by Class A shareholders.

Issuance of Additional Interests

Our operating agreement authorizes us to issue an unlimited number of additional limited liability company interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the shareholders, subject to the requirements of NASDAQ. These additional limited liability company interests may be utilized for a variety of corporate purposes, including future offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued limited liability company interests could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner.

Other Provisions of Our Operating Agreement

Our operating agreement provides that our board shall consist of not fewer than three and not more than nine directors as the board of directors may from time to time determine, subject to the consent rights of the Consenting Entities described under “—Consent Rights” below. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

The classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our shareholders to be in their best interest.

In addition, our operating agreement provides that any director or the entire board of directors may be removed, with or without cause, at any time, by holders of a majority of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors.

In addition, our board of directors shall have the power to appoint a person as a director to fill a vacancy on our board occurring as a result of the death, disability, disqualification removal or resignation of a director, or as a result of an increase in the size of our board of directors.

Pursuant to our operating agreement, preferred shares may be issued from time to time, and the board of directors is authorized to determine and alter all designations, preferences, rights, powers and duties without limitation. See “Description of Shares—Preferred Shares.” Our operating agreement does not provide our shareholders with the ability to call a special meeting of the shareholders.

Ability of Our Shareholders to Act

Our operating agreement does not permit our shareholders to call special shareholders meetings. Special meetings of shareholders may be called by a majority of the board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers include the authority to call such meetings. Written notice of any special meeting so called shall be given to each shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Our operating agreement also prohibits our shareholders from consenting in writing to take any action in lieu of taking such action at a duly called annual or special meeting of our shareholders.

Our operating agreement provides that nominations of persons for election to our board of directors may be made at any annual meeting of our shareholders, or at any special meeting of our shareholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by certain shareholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to our secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary of the date on which we first made publicly available (whether by mailing, by filing with the SEC or by posting on an internet website) our proxy materials for the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs and (ii) in the case of a special meeting, not later than the tenth day following the day on which such notice of the date of the special meeting was mailed or such public disclosure of the date of the special meeting was made, whichever first occurs.

Removal of Members of Our Board of Directors

A director or the entire board of directors may be removed, with or without cause, at any time, by holders of a majority of the total combined voting power of all of our outstanding Class A shares and Class B shares then entitled to vote at an election of directors. The vacancy in the board of directors caused by any such removal will be filled by a vote of the majority of directors then in office.

Limited Liability

The Delaware LLC Act provides that a member who receives a distribution from a Delaware limited liability company and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the company, other than liabilities to members on account of their shares and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability.

Forum Selection

Our operating agreement provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

•	any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware LLC Act or our operating agreement; or

•
any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Our operating agreement also provides that any person or entity purchasing or otherwise acquiring any interest in our shares will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ operating agreements or certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our operating agreement is inapplicable or unenforceable.

Consent Rights

So long as the Consenting Entities and their affiliates collectively, directly or indirectly, own at least 30% of the outstanding Class A shares and Class B shares, we have agreed not to take, and will take all necessary action to cause our subsidiaries not to take, the following direct or indirect actions (or enter into an agreement to take such actions) without the prior consent of each of the Consenting Entities (so long as such Consenting Entity or its Affiliates owns at least one share):

•	any material change, through any acquisition, disposition of assets or otherwise, in the nature of our business or operations and our subsidiaries as of the date of our operating agreement;

•	terminating Wesley Edens as our chief executive officer or as Chairman of the Board of Directors and hiring or appointing his successor;

•
any transaction that, if consummated, would constitute a Change of Control (as defined in our operating agreement) or entering into any definitive agreement or series of related agreements that govern any transaction or series of related transactions that, if consummated, would result in a Change of Control;

•	any increase or decrease in the size of the Board of Directors, committees of the Board of Directors and board and committees of our subsidiaries;

•	any voluntary election by us or any of our subsidiaries to liquidate or dissolve or commence bankruptcy or insolvency proceedings or the adoption of a plan with respect to any of the foregoing; and

•
any amendment, modification or waiver of our operating agreement or any other of our governing documents following the date of our operating agreement that materially and adversely affects any Consenting Entity or any of their affiliates.

Corporate Opportunity

Under our operating agreement, to the extent permitted by law:

•
New Fortress Energy Holdings LLC (“New Fortress Energy Holdings”) and its respective affiliates have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•
if New Fortress Energy Holdings and its respective affiliates or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, it has no duty to offer such corporate opportunity to us, our Class A shareholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•
in the event that any of our directors and officers who is also a director, officer or employee of New Fortress Energy Holdings and their respective affiliates acquire knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if New Fortress Energy Holdings and their respective affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.